Haitou Securities, Inc.

Financial Statements
with
Report of Independent Registered Public Accounting Firm

December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Haitou Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Ave, Suite 24A
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Baez-Escobar — 646-969-6858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co. CPAs and Consultants, LLP
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave, Suite 1000	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Christian Baez-Escobar__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Haitou Securities, Inc.__ , as

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

Signature

__President__

Title

Sukhdev Singh
Notary Public

SUKHDEV SINGH
Notary Public, State of New York
No. 01SI6240976
Qualified in Queens County
Commission Expires May 9, 20 19

February / 18 / 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAITOU SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2018



RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haitou Securities, Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haitou Securities, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Haitou Securities, Inc.'s auditor since 2018.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 15, 2019

HAITOU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	23,864
Prepaid expenses and other assets		1,427
Total assets	$	25,291

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	4,548
Total liabilities		4,548
Stockholder's equity		20,743
Total liabilities and stockholder's equity	$	25,291

HAITOU SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

REVENUES		
Interest income	$	1
Total revenues		1
EXPENSES		
Compensation and benefits		29,680
Legal and professional fees		64,085
Rent expense		5,189
Regulatory		2,215
Communications		2,118
Other expenses		861
Total expenses		104,148
Net income (loss)	$	(104,147)

HAITOU SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

Balance at December 31, 2017	$	102,362
Contributions		78,000
Distributions		(55,472)
Net income (loss)		(104,147)
Balance at December 31, 2018	$	20,743

HAITOU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2018

For the year ended December 31, 2018, no subordinated liabilities or agreements exist in the financial statements of Haitou Securities, Inc.

HAITOU SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(104,147)
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		59,321
Accounts payable and accrued expenses		4,348
Net cash used by operating activities		(40,478)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		78,000
Capital distributions		(55,472)
Net cash provided by financing activities		22,528
Net change in cash		(17,950)
Cash and cash equivalents at beginning of year		41,814
Cash and cash equivalents at end of year	$	23,864

There were no investing activities, non-cash operating activities, non-cash financing, or non-cash investing activities that occurred during the year ended December 31, 2018.

HAITOU SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Purpose

Haitou Securities, Inc., a Virginia stock corporation (the Corporation), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Corporation does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the Rule.

The Corporation engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Corporation operates from facilities located in New York, New York provided by its parent company, Haitou Holdings, Inc. Services are provided in the United States of America.

On September 6, 2017, The Freedom Bank of Virginia entered into an agreement with First Capital Group, LLC (First Capital) to sell 100% of its stock ownership in the Corporation to First Capital. On September 7, 2017 First Capital entered into an agreement with Haitou, Holdings, Inc. (the Parent) where all rights under the September 6, 2017 agreement with The Freedom Bank of Virginia were assigned to the Parent. Haitou Securities, Inc., formally known as FBV Capital Advisors, Inc., is a wholly-owned subsidiary of the Parent. Effective June 25, 2018, the Corporation received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership and control of the Corporation.

Revenue Recognition

The Corporation used the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonable assured.

Advisory fees represent fees arising from financings for which the Corporation acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed. All contracts entered into for services are non-refundable.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

Haitou Securities, Inc. is a wholly-owned subsidiary of Haitou Holdings, Inc. (the Parent). The Corporation's activity is included in the consolidated income tax return filed by the Parent. The cumulative losses have been taken by the Parent and, accordingly, no current or deferred tax benefit is recorded. The Corporation files its own state tax return in the Commonwealth of Virginia. The Corporation is not currently under audit by any income tax jurisdictions.

As of December 31, 2018, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Cash Flow Statement

For the purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

The Corporation maintains its cash balances in one financial. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Corporation did not pay any interest or income taxes in 2018.

Subsequent Events

Related Party Agreement

Effective January 24, 2019, the Corporation entered into an agreement with the Parent to pay for administrative services and facilities expenses. The fee for these services is $1,500 monthly and will remain in force until terminated in accordance with the agreement.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Subsequent Events (continued)

Management's Evaluation

Management has evaluated subsequent events through March 15, 2019, the date on which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of FINRA, the Corporation is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Corporation is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater. As of December 31, 2018 the Corporation had net capital of $19,316, which exceeded minimum net capital requirements by $14,316. The Corporation's aggregate indebtedness to net capital ratio was 0.24 to 1.

NOTE 3 – RELATED PARTY TRANSACTION

Effective March 1, 2014, the Corporation entered into an agreement with the The Freedom Bank of Virginia to pay for administrative services and facilities expenses. For the year ended December 31, 2018, the Corporation paid $3,000 related to this agreement. The agreement was terminated in April 2018.

NOTE 4 – NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, Leases ("Topic 842"). Topic 842 requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. For public companies, Topic 842 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. We have evaluated this ASU and believe this guidance will not have a material impact on our financial position and statement of operations.

Supplementary Information

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

NET CAPITAL

Total stockholder's equity	$	20,743
Deductions:		
Non-allowable assets		1,427
Total deductions		1,427
Net capital before haircuts on securities positions		19,316
Net capital	$	19,316

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable, accrued expenses and other payables	$	4,548
Total aggregate indebtedness	$	4,548

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	303
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	14,316
Net capital less 120% of minimum required	$	13,316
Ratio: Aggregate indebtedness to net capital		.24 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

HAITOU SECURITIES, INC.

STATEMENT UNDER RULE 17A5-(D)(4) OF THE SECURITIES AND EXCHNAGE COMMISSION

December 31, 2018

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2018, with the final audit report attached.

HAITOU SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMNETS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

HAITOU SECURITIES, INC.

INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMNETS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.



RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haitou Securities, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which Haitou Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
March 15, 2019

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM



HAITOU SECURITIES

Haitou Securities, Inc.
Exemption Report
December 31, 2018

Haitou Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018 without exception.

I, Christian Baez-Escobar, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President